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                          May 14, 2024

       Matthew Pauls
       Chief Executive Officer
       Savara Inc.
       1717 Langhorne Newtown Road
       Suite 300
       Langhorne, PA 19047

                                                        Re: Savara Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 9, 2024
                                                            File No. 333-279274

       Dear Matthew Pauls:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Shawn M. Turner, Esq.